Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

May 13, 2012

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Marketwire on Monday, May 14, 2012. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On May 13, 2012, Cameco entered into an agreement with Advent International to purchase NUKEM Energy GmbH, one of the world’s leading traders and brokers of nuclear fuel products and services. Under the agreement, Cameco will pay Advent and other shareholders €105 million (US$136 million) on closing subject to certain adjustments. Cameco will receive the benefits of owning NUKEM and the obligation for the company’s net debt of €127 million (US$164 million) as of January 1, 2012. As a result of cash generated from its ongoing business activities, NUKEM is expected to significantly reduce the balance of its debt prior to closing.

The agreement also includes provisions that could provide Advent with a share of NUKEM’s future earnings under certain conditions until the end of 2014. The agreement is subject to regulatory approvals and is expected to close in the fourth quarter of 2012. Following closing, NUKEM will continue to operate as an independent company. NUKEM has 35 experienced professionals and support staff at its offices in Alzenau, Germany and Danbury, Connecticut. Key personnel within NUKEM have committed to remain with the company.

Item 5 – Full Description of Material Change

On May 13, 2012, Cameco Deutschland Investments GmbH (the “Purchaser”), a wholly-owned subsidiary of Cameco, entered into a share purchase agreement (the “Agreement”) with Advent Energy S.à r.l. (“Advent”), Energie Beteiligungs-Management MEP GmbH & Co. KG and Energie Beteiligungs-Management UK MEP GmbH & Co. KG (collectively, the “Sellers”) and Cameco, as guarantor, pursuant to which the Purchaser will acquire all of the shares (the “Shares”) of NUKEM Energy GmbH (the “Company”), a limited liability company organized under the laws of Germany, from the Sellers. Advent is the majority shareholder of the Company. The Company wholly owns, directly or indirectly, three German limited liability companies and one U.S. corporation (the “Subsidiaries” and, together with the Company, the “Companies”), and has an indirect 49.5% interest in a Luxembourg company (the “Participation”). Collectively, the Company, the Subsidiaries and the Participation are referred to as the “NUKEM Group.”

Upon the closing, the sale and purchase of the Shares will be retroactively effective, as of January 1, 2012 (the “Effective Date”).

Purchase Price

The initial purchase price (the “Initial Purchase Price”) for the Shares will be €104,865,000, minus (i) a potential adjustment of an amount equal to certain taxes that could be assessed against the Companies and (ii) certain of the Purchaser’s hedging costs. The Initial Purchase Price must be paid on the closing date, together with interest on the Initial Purchase Price at a rate of 5% per year, calculated from the Effective Date until the closing date.

Earn-Out Payments

The Agreement includes provisions that could provide Advent with a share of the NUKEM Group’s future earnings under certain conditions until the end of 2014. Specifically, as a subsequent increase of the Initial Purchase Price, the Purchaser must pay to the Sellers:

(i)	The First Earn-Out Payment: A one-time earn-out payment amounting to 90% of the amount by which the consolidated EBITDA of the NUKEM Group for 2012, determined pursuant to a specific formula outlined in the Agreement, plus or minus an adjustment based on the value of the NUKEM Group’s inventory for 2012, exceeds US$115 million (the “First Earn-Out Amount”), minus the Proportionate Income Tax (defined below) on the First Earn-Out Amount.

(ii)	The Second Earn-Out Payment: A one-time earn-out payment amounting to 60% of the amount by which the consolidated EBITDA of the NUKEM Group for the period from January 1, 2012 through December 31, 2014, determined pursuant to a specific formula outlined in the Agreement, plus or minus an adjustment based on the value of inventory for that period, exceeds US$263 million (the “Second Earn-Out Amount”), minus the Proportionate Income Tax on the Second Earn-Out Amount, minus the amount of the First Earn-Out Payment, if any.

The “Proportionate Income Tax” means (a) the respective earn-out amount divided by the consolidated EBITDA for the relevant time period, multiplied by (b) the respective Overall Income Tax. The “Overall Income Tax” means the total amount of income tax that would be due if the consolidated EBITDA of the NUKEM Group for the relevant period was subject to a total income tax rate of 30%.

In connection with the above earn-out payments, the Purchaser agreed to cause the NUKEM Group to refrain from certain activities from the closing until December 31, 2014, including implementing material changes to the business of the Companies and entering into any agreements with the Purchaser or any affiliate of Cameco which are not at arm’s length and on market conditions. In the event that the Purchaser violates such covenants, the second earn-out payment will be adjusted in favor of the Sellers pursuant to mechanisms outlined in the Agreement.

In addition, the Sellers are entitled to receive additional earn-out payments of up to US$15 million upon the satisfaction of certain other conditions.

Closing Conditions

The closing of the transaction is subject to the satisfaction of certain closing conditions, including the condition that the German Federal Ministry of Economics and Technology (the “German Ministry”) has approved the acquisition or issued binding orders in relation to the acquisition without prohibiting the transaction (and the parties have agreed in writing that they are prepared to comply with such orders and close the transaction), or that applicable waiting periods have expired without any order prohibiting the transaction. The closing is also conditioned on the receipt of all requisite approvals, clearances and waivers under U.S. and Chinese merger control law, or the expiry of applicable waiting periods, without any order or injunction of a court of competent jurisdiction in the U.S. or China prohibiting the transaction.

The Purchaser is required to fulfill any additional conditions of the German Ministry and competent authorities in the U.S. at its own costs and risk unless such conditions have or may reasonably be expected to have such a material adverse effect on the net worth, financial condition or results of operations of the Companies and the Purchaser’s group (taken as a whole) that the Purchaser may no longer reasonably be expected to consummate the transaction. If the competent merger control authorities in China are prepared to grant approval of the transaction only subject to compliance with specific conditions or obligations, the Purchaser must consider them in good faith, but is not required to accept such conditions or obligations.

Finally, the closing is also conditional on the resolution of certain of the Companies’ outstanding tax matters, and that the final tax assessments, if any, do not exceed a specified amount.

Rescission and Break Fee

If the closing has not occurred by February 28, 2013, the Sellers (jointly) may rescind the Agreement, unless the Purchaser averts the rescission by issuing a specific notice (the “Avoidance Notice”).

If the closing has not occurred by May 31, 2013, either the Sellers (jointly) or the Purchaser may rescind the Agreement, and such rescission cannot be averted. In the event that the Agreement so rescinded and the Purchaser had previously issued an Avoidance Notice, the Purchaser must pay the Sellers a €3 million break fee.

Senior Facilities Agreement

The Company and certain of its subsidiaries are parties to a senior facilities agreement dated June 14, 2007, as amended from time to time, with certain financial institutions (the “Senior Facilities Agreement”). In addition, the Company, as obligor, is a party to a security trust agreement dated June 14, 2007 with the Sellers as security providers and a financial institution (the “Security Trust Agreement”) and, in connection with the Securities Facilities Agreement and the Security Trust Agreement, the Companies have granted various security interests over their assets as collateral, including the shares of the Subsidiaries (the “Collateral Arrangements” and, together with the Senior Facilities Agreement and the Security Trust Agreement, the “Financing Agreements”). On January 1, 2012, the Company was indebted €127 million under the Financing Agreements.

Unless the Purchaser notifies the Sellers by no later than August 31, 2012 that it will continue the existing financing in whole or in part, on the closing the Purchaser must repay amounts outstanding under the Financing Agreements and the Sellers and the Companies will be released from all obligations and liabilities in connection with the Financing Agreements.

Sellers’ Undertakings

The Sellers agreed that, until the end of 2014, they will not solicit certain key employees of the NUKEM Group for employment and will cause certain key employees not to compete with the business of the Companies.

Guarantee

Cameco guarantees all of the obligations of the Purchaser under the Agreement.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Gary M.S. Chad

Senior Vice-President

Governance, Law and Corporate Secretary

Cameco Corporation

(306) 956-6303

Item 9 – Date of Report

May 17, 2012

Caution Regarding Forward-Looking Information and Statements

Certain information in Item 4 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws, including the expectation that NUKEM will significantly reduce the balance of its debt prior to closing, the expected closing date and the effectiveness of the commitments of NUKEM’s key personnel to remain with the company. Please refer to Cameco’s May 14, 2012 news release under the heading “Caution Regarding Forward-Looking Information and Statements” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the acquisition and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.